CITIUS PHARMACEUTICALS, INC.

11 Commerce Drive, First Floor

Cranford, New Jersey 07016

July 27, 2017

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Citius Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-217956

Ladies and Gentlemen:

Reference is made to the Company’s request for acceleration filed as correspondence via EDGAR on July 24, 2017. The Company is no longer requesting that the Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration as of the effective date.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Erica Jackson at (919) 781-4000.

Very truly yours,

CITIUS PHARMACEUTICALS, INC.

By:	/s/ Myron Holubiak
Myron Holubiak
Chief Executive Officer